UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2007.

Commission File Number 0-29208

ARRIS RESOURCES INC.
(formerly Bassett Ventures Inc.)
(Translation of registrant's name into English)

1250 West Hastings St., Vancouver, B.C. V6E 2M4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F  [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ]No [ x ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ x ]  No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29208

EXHIBITS

99.1	Interim Financial Statements for the Second Quarter ended September 30, 2007

99.2	Management’s Discussion and Analysis

99.3	CEO certification

99.4	CFO certification

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Arris Resources Inc.
(Registrant)

Date: November 23, 2007	By:	/s/ ”Curt Huber”
Curt Huber, Director